Exhibit 99.1

SAR’579 / IPH6101 Receives FDA Fast Track Designation in the US for the Treatment of Hematological Malignancies

  SAR’579, ANKET® platform lead asset, is a trifunctional anti-CD123 NKp46×CD16 NK cell engager from a joint research collaboration between Innate Pharma and Sanofi, now under development by partner Sanofi.

MARSEILLE, France--(BUSINESS WIRE)--June 8, 2023--Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) is pleased to share Sanofi’s news that the U.S. Food and Drug Administration (FDA) has granted Fast Track Designation for SAR’579 / IPH6101 for the treatment of hematological malignancies.

Fast Track Designation is an FDA process designed to facilitate the development, and expedite the review of, medicines to treat serious conditions and fill unmet medical need. The FDA created this process to help deliver important new drugs to patients earlier, and it covers a broad range of serious illnesses.

SAR’579, ANKET® platform lead asset, is a trifunctional anti-CD123 NKp46×CD16 NK cell engager from a joint research collaboration between Innate Pharma and Sanofi, now under development by partner Sanofi.

“It is promising to see SAR’579 / IPH6101 was granted Fast Track Designation in the US for the treatment of hematological malignancies, and congratulate our partner Sanofi on this milestone,” said Mondher Mahjoubi, Chief Executive Officer of Innate Pharma. “In addition to the encouraging clinical data recently presented at the 2023 ASCO Annual Meeting, this FDA Fast Track Designation further validates the potential of the ANKET® platform to treat cancer patients with NK Cell Engagers.”

About ANKET®

ANKET® (Antibody-based NK cell Engager Therapeutics) is Innate's proprietary platform for developing next-generation, multi-specific natural killer (NK) cell engagers to treat certain types of cancer.

This versatile, fit-for-purpose technology is creating an entirely new class of molecules to induce synthetic immunity against cancer.

About the Innate-Sanofi agreements:

The Company has a research collaboration and license agreement with Sanofi to apply Innate’s proprietary technology to the development of innovative multi-specific antibody formats engaging NK cells through the activating receptors NKp46 and CD16 to kill tumor cells.

Under the terms of the 2016 research collaboration and license agreement, Sanofi is responsible for the development, manufacturing and commercialization of products resulting from the research collaboration, which includes IPH6101/SAR’579 (Trifunctional anti-CD123 NKp46×CD16 NK cell engager) and IPH6401/SAR’514 (Trifunctional anti-BCMA NKp46×CD16 NK cell engager). As part of the 2016 agreement, Innate Pharma will be eligible to up to €400m in development and commercial milestone payments as well as royalties on net sales.

Another license agreement was entered in December 2022, which includes IPH62 and 2 options.

About Innate Pharma

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through therapeutic antibodies and its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform.

Innate’s portfolio includes lead proprietary program lacutamab, developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, monalizumab developed with AstraZeneca in non-small cell lung cancer, as well as ANKET® multi-specific NK cell engagers to address multiple tumor types.

Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com and follow us on Twitter and LinkedIn.

Information about Innate Pharma shares

ISIN code	FR0010331421
Ticker code	Euronext: IPH Nasdaq: IPHA
LEI	9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

Contacts

Investors
Innate Pharma
Henry Wheeler
Tel.: +33 (0)4 84 90 32 88
Henry.wheeler@innate-pharma.fr

Media Relations
NewCap
Arthur Rouillé
Tel.: +33 (0)1 44 71 00 15
innate@newcap.eu